EXHIBIT 23.1

              Consent of Independent Certified Public Accountants

We consent to the reference to our firm under the caption "Experts" in Amendment No.1 to the Registration Statement (Form S-4 No. 333-94085) and related Prospectus of International Speedway Corporation for the registration of $225 million in 7.875% Senior Notes due 2004 and to the inclusion of our report dated January 22, 1999, except for Note 15, as to which the date is December 30, 1999 in the Company's Form 8-K dated January 4, 2000, with respect to the consolidated financial statements and schedules of International Speedway Corporation included in its Annual Report (Form 10-K) for the year ended November 30, 1998, filed with the Securities and Exchange Commission.

ERNST & YOUNG LLP
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Jacksonville, Florida
January 18, 2000